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                                  EXHIBIT INDEX

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    99.1                                   Press Release dated April 30, 2001.
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[REDIFF.COM LOGO]
     Rediff.Com India Limited
     1st floor, Mahalaxmi Engineering Estate, L.J. First Cross Road, Mahim (W), Mumbai -- 400 016. Tel: (022) 444 9144, Fax: (022) 445 5346.
     Web site: www.rediff.com

     FOR IMMEDIATE RELEASE

    REDIFF.COM COMPLETES ACQUISITION OF INDIA ABROAD PUBLICATIONS, INC., USA

MUMBAI, INDIA, APRIL 30, 2001- Rediff.com India Limited (Nasdaq: REDF), one of India's leading portals focusing on India and the global Indian community, announced the completion on April 28, 2001 of its acquisition of more than 95% of the outstanding voting shares of India Abroad Publications, Inc., a privately held, New-York based company publishing a weekly newspaper that focuses on South Asians in the USA. Together with this acquisition of India Abroad Publications, Rediff.com also acquired two wholly-owned subsidiaries of India Abroad Publications -- India in New York, Inc. and India Abroad Publications (Canada), Inc.

Pursuant to the terms of the purchase agreement, Rediff Holdings Inc., a wholly-owned subsidiary of Rediff.com, paid an aggregate of approximately US$ 10,000,000 to the holders of more than 95% of the outstanding voting shares of India Abroad Publications. India Abroad Publications has now become a subsidiary of Rediff Holdings Inc. The transaction was accounted for under the purchase method.

"We are pleased to complete our third acquisition in the US successfully. This will now enable us to provide our consumers with a superior online-offline experience and advertisers targeting the affluent US-South Asian with a great advertising and direct marketing vehicle," said Mr. Ajit Balakrishnan, Chairman and Chief Executive Officer, Rediff.com India Limited.

                                ABOUT REDIFF.COM

Founded in 1996, Rediff.com India Limited is one of the leading Internet portals, focusing on India and the global Indian community. Currently, Rediff.com's web site consists of interest specific channels, extensive community features, local language editions, sophisticated search capabilities and online shopping. Rediff.com also provides users extensive Internet community offerings, which include e-mail, chat, instant messaging and personal homepages, all tailored to Indian interests. Rediff.com has developed its offerings based on the demands and the requirements of its users.


SAFE HARBOR STATEMENT OF REDIFF.COM INDIA LIMITED UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:
This release may contain forward-looking statements based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Important factors that may cause such a difference for Rediff.com in connection with the acquisition of India Abroad Publications include, but are not limited to, the risks inherent in acquisitions of portal businesses, including the timing and successful completion of technology and product development, integration issues, costs and unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, potential contractual, intellectual property or employment issues, accounting treatment and charges, and the risks that anticipated benefits are not realized; the rate at which present and future customers adopt Rediff.com's and India Abroad Publications service and product offerings in the targeted U.S. markets; the loss of key customers; the volume of our product sales; the availability and pricing of competing products and services and the resulting effects on sales and pricing of our products and services; intellectual property disputes and customer indemnification claims; the effects of new and emerging technologies such as wireless delivery systems; our ability to retain and hire key executives,

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technical personnel and other employees in the numbers, with the capabilities, and at the compensation levels needed to implement our business and product plans; and other factors.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Rediff.com may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.


Investor Relations India Contact:            Investor Relations USA Contact:
Debasis Ghosh                                Sandra Moreno
Rediff.com India Limited                     Thomson Financial/Carson
debasisg@rediff.co.in                        Sandra.moreno@tfn.com
+91-22-444-9144                              +1-212-701-1867

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